BAOSHENG MEDIA GROUP HOLDINGS LTD

July 10, 2020

Via Edgar

Ms. Katherine Bagley

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	Baosheng Media Group Holdings Limited
Amendment No.1 to Draft Registration Statement on Form F-1
Submitted on June 19, 2020
CIK No. 0001811216

Dear Ms. Bagley:

This letter is in response to the letter dated June 30, 2020, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to Baosheng Media Group Holdings Ltd (the “Company”, “we”, and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. A Registration Statement on Form F-1 (“Registration Statement”) is being submitted publicly to accompany this letter.

Risk Factors

Risks Related to Our Business and Industry

“Limitations on the availability of data and our ability to analyze such data…”, page 20

1. We note your response to comment 5 that “there is no known current or impending data privacy regulation that has had or will have an impact on our business." However, we note that the Cybersecurity Law of the People’s Republic of China, which went into effect on June 1, 2017, appears to have a significant data privacy component. Please tell us whether this law has had or will have an impact on your business. If so, please amend your disclosure to describe this impact.

In response to the Staff’s comment, we revised our disclosure on pages 20 and 107 of the Registration Statement.

In responding to your comments, the Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Wenxiu Zhong
Name: Wenxiu Zhong
Title: Chief Executive Officer, Chairman, and Director

Ying Li, Esq.

Hunter Taubman Fischer & Li LLC